Exhibit 99.1

FOR IMMEDIATE RELEASE

BMO Financial Group Announces Executive Appointments

TORONTO, November 9, 2020 – BMO Financial Group today announced a series of executive appointments to continue to build on its strategic advantages.

Tom Flynn will move from his current role as Chief Financial Officer to become a Vice Chair. In his new role, he will support the growth ambitions of corporate clients and deepening client relationships. He will also continue to support certain enterprise strategic initiatives.

Since joining BMO in 1992, Mr. Flynn successfully led the Financial Institutions Group in the Investment & Corporate Bank, and served as Treasurer before his appointment as Chief Risk Officer in March 2008 and as Chief Financial Officer in 2011.

“Tom helped lead the bank through the Global Financial Crisis, successive acquisitions of the past decade, and through my transition to CEO in 2017,” said Darryl White, Chief Executive Officer, BMO Financial Group. “Tom is one of my most deeply valued partners. He will take his passion for serving clients, his sophisticated knowledge of business performance and capital markets, and his deep understanding of our strategic agenda into his new role.”

Tayfun Tuzun will join BMO as Deputy Chief Financial Officer, and will become Chief Financial Officer, January 1, 2021, following a transition period. He will also join the bank’s Executive Committee.

Mr. Tuzun has served as CFO of Fifth Third Bank since 2013. He brings deep experience in the U.S. financial services market across banking and other areas, which aligns with BMO’s large and growing U.S. business. He has held senior positions in finance and treasury, and has spent considerable time working in technology-related areas, including digital investment and payments.

“Tayfun is a strategic business leader who has successfully led bank-wide transformation efforts focused on delivering efficiency, improving returns and sustaining winning performance,” stated Mr. White. “Tom will work closely with Tayfun to ensure a smooth transition.”

Simon Fish will move from his current role as General Counsel and become Special Advisor to the CEO. He has been a difference-maker in BMO’s global leadership in ESG and will advise on the continued development and implementation of the bank’s sustainability strategy and ESG programs.

“Simon has been an outstanding General Counsel for the bank and has developed one of the strongest Legal & Regulatory Compliance Groups in our industry,” said Mr. White. “He has also repeatedly elevated our ESG posture and played a leading role in the rapid elevation of this field.”

Sharon Haward-Laird will be appointed General Counsel, reporting to the CEO, and will join the bank’s Executive Committee.

She has consistently delivered results in her roles at the bank, including Deputy General Counsel, Head of Corporate Communications and Investor Relations, and her current role as Head of North American Treasury & Payment Solutions. “Since joining BMO in 2000, Sharon has earned deep respect both inside and outside of BMO for her leadership,” noted Mr. White. “Her broad business acumen and exceptional attention to detail needed for precision execution make her a perfect fit for General Counsel.”

All the appointments are effective January 1, 2021; Mr. Tuzun will join the bank as Deputy CFO on November 16, 2020.

About BMO Financial Group

Serving customers for 200 years and counting, BMO is a highly diversified financial services provider – the 8th largest bank, by assets, in North America. With total assets of $974 billion as of July 31, 2020, and a team of diverse and highly engaged employees, BMO provides a broad range of personal and commercial banking, wealth management and investment banking products and services to more than 12 million customers and conducts business through three operating groups: Personal and Commercial Banking, BMO Wealth Management and BMO Capital Markets.

For News Media Inquiries:

Paul Gammal, Toronto, paul.gammal@bmo.com, (416) 867-3996

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